Exhibit 2.1
     FORBEARANCE AGREEMENT, CONSENT and WAIVER dated as of December 12, 2007 (this “Agreement”), to the Credit Agreement dated as of January 3, 2007, as amended by Amendment No. 1, Consent and Waiver dated as of May 18, 2007 (the “Credit Agreement”), among TROPICANA ENTERTAINMENT, LLC (formerly known as Wimar OpCo, LLC), a Delaware limited liability company (the “Borrower”), TROPICANA INTERMEDIATE HOLDINGS, LLC (formerly known as Wimar OpCo Intermediate Holdings LLC), a Delaware limited liability company, CP LAUGHLIN REALTY, LLC, a Delaware limited liability company, COLUMBIA PROPERTIES VICKSBURG, LLC, a Mississippi limited liability company (“Vicksburg”), JMBS CASINO LLC, a Mississippi limited liability company, the Lenders (as defined in Article I of the Credit Agreement) and CREDIT SUISSE, as administrative agent (in such capacity, the “Administrative Agent”) and as collateral agent for the Lenders.
     A. Pursuant to the Credit Agreement, the Lenders and the Issuing Bank have extended, and have agreed to extend, credit to the Borrower.
     B. The Borrower has informed the Administrative Agent that (i) pursuant to Order No. 07-12-12-27 of the State of New Jersey Casino Control Commission (the “Commission”) dated as of December 12, 2007, the State of New Jersey has refused to renew the gaming license (the “Atlantic City License Revocation”) with respect to the Tropicana Casino and Resort located in Atlantic City, New Jersey (“Tropicana Atlantic City”), (ii) the Atlantic City License Revocation constitutes a Default that has occurred and is continuing as a result of an event specified in clause (n) of Article VII of the Credit Agreement (such Default, and any other Default or Event of Default arising out of or relating to, directly or indirectly, the Atlantic City License Revocation, including, without limitation, (A) the failure to provide the notice required by Section 5.05(a) or (B) any License Revocation relating to the Belle of Baton Rouge Casino, located in Baton Rouge, Louisiana (the “Louisiana License Revocation”), or the Aztar Evansville (as defined below), the “Specified Defaults”) and (iii) the Borrower (a) is compelled by virtue of the Atlantic City License Revocation to sell its interest in the assets comprising Tropicana Atlantic City and associated facilities, equipment and amenities (the “Atlantic City Sale”), in accordance with applicable New Jersey Gaming Law, requirements of the Commission, and existing interim arrangements, including the Trust Agreement dated as of October 16, 2006 among Holdings, the Borrower, the other parties thereto and the Honorable Gary S. Stein, as trustee (such trustee and any successor thereto, the “Trustee”) and (b) intends to sell its interest in the assets comprising the Aztar Casino Evansville and associated facilities, equipment and amenities, located in Evansville, Indiana (such assets, “Aztar Evansville”, and such sale, the “Evansville Sale”).
     C. The Borrower has requested that the Required Lenders forbear from exercising their rights and remedies arising from the Specified Defaults during the period (the “Forbearance Period”) from the Forbearance Agreement Effective Date (as defined below) until and including the earliest to occur of (i) the first anniversary of the Forbearance Agreement Effective Date, (ii) the date that the Trustee consummates the Atlantic City Sale and (iii) the occurrence of any Forbearance Default (as defined below) (such earliest date, the “Forbearance Termination Date”; provided, however, that for purposes of Section 4(a) below only, the Forbearance Termination Date shall be deemed to be 24 months from the Forbearance Agreement Effective Date) and agree to certain other agreements, consents and waivers of the Credit Agreement as set forth herein.
     D. The Lenders, acting by and through the Required Lenders, are willing to forbear from exercising their rights and remedies arising from the Specified Defaults until the Forbearance Termination Date and provide such other agreements, consents and waivers of the Credit Agreement on the terms and subject to the conditions set forth herein.
     E. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Credit Agreement.
          Accordingly, in consideration of the mutual agreements herein contained and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:
     SECTION 1. Forbearance. Subject to the other terms and conditions of this Agreement, the Lenders hereby agree (such agreement, the “Forbearance”) that, until the Forbearance Termination Date, the Lenders will forbear from the exercise of rights and remedies otherwise available under the Credit Agreement and the other Loan Documents solely on account of any Specified Default; provided, that the Lenders shall be free to exercise any or all of their rights and remedies arising on account of any Specified Default (or any other Event of Default that may occur and then be continuing) at any time from and after the occurrence of a Forbearance Default.
     SECTION 2. Forbearance Default. Nothing set forth herein or contemplated hereby (a) is intended to or shall be construed as a waiver of or acquiescence to any Specified Default, which shall continue in existence subject only to the terms of the Forbearance, or (b) shall constitute an agreement by the Lenders to forbear the exercise of any of the rights and remedies available to the Lenders under the Credit Agreement and the other Loan Documents (all of which rights and remedies are hereby expressly reserved by the Lenders) upon and after the occurrence of a Forbearance Default. For purposes hereof, the term “Forbearance Default” shall mean the existence of any or all of the following: (a) any Event of Default (including for the avoidance of doubt any payment default) under the Credit Agreement other than the Specified Defaults, (b) on or prior to June 10, 2008, the Borrower shall not have entered into binding definitive agreements with respect to each of the Atlantic City Sale, the Evansville Sale and/or the Vicksburg Horizon Sale (as defined in Amendment No. 1) that are reasonably anticipated (as determined in good faith by an independent financial advisor) to produce aggregate Net Cash Proceeds in an amount equal to the aggregate principal amount of all amounts outstanding under the Credit Agreement (including Term Loans, Revolving Loans, if any, and amounts due under Hedging Agreements), minus 10.0% of the aggregate principal amount of Term Loans and Revolving Loans outstanding as of such date, unless prior to such date, the Borrower shall have completed an Equity Issuance to Holdings, the Net Cash Proceeds of which are sufficient to fund the interest payment with respect to the Subordinated Notes payable on June 15, 2008, and the Borrower subsequently applies such Net Cash Proceeds to such payment (it being understood and agreed that Section 2.13(c) of the Credit Agreement shall not apply to such Net Cash Proceeds) and (c) a breach by the Loan Parties of any term of this Agreement; provided that, in the case of a breach of Sections 4(f) and (h), such breach shall continue unremedied for a period of 15 days. The Lenders shall be free to exercise any or all of their rights and remedies arising on account of any Event of Default under the Credit Agreement or any other Loan Document upon the Forbearance Termination Date.
     SECTION 3. Consent and Limited Waiver. (a) The Required Lenders hereby (i) consent to the Atlantic City Sale, (ii) waive compliance by the Borrower with Section 6.05(b) of the Credit Agreement with respect to the Atlantic City Sale, (iii) agree that all Liens on assets sold with respect to the Atlantic City Sale and any guaranty of a Guarantor that is sold with respect to the Atlantic City Sale shall be concurrently released and (iv) agree that the proceeds received from the Atlantic City Sale shall be deemed to satisfy Section 6.05(b)(iii) of the Credit Agreement, notwithstanding the $50,000,000/$100,000,000 cap on Asset Sales set forth therein; provided that upon the consummation of the Atlantic City Sale, such cap shall be deemed to be fully utilized for the purpose of determining compliance with Section 6.05(b)(iii) for any other Asset Sale (other than the Evansville Sale as provided in paragraph (b) below and the Louisiana Sale as provided in paragraph (f) below).
     (b) The Required Lenders hereby (i) consent to the Evansville Sale, (ii) waive compliance by the Borrower with Section 6.05(b) of the Credit Agreement with respect to the Evansville Sale, (iii) agree that all Liens on assets sold with respect to the Evansville Sale and any guaranty of a Guarantor that is sold with respect to the Evansville Sale shall be concurrently released and (iv) agree that the proceeds received from the Evansville Sale (the “Evansville Sale Consideration”) shall be deemed to satisfy Section 6.05(b)(iii) of the Credit Agreement, notwithstanding the $50,000,000/$100,000,000 cap on Asset Sales set forth therein; provided that upon the consummation of the Evansville Sale, such cap shall be deemed to be fully utilized for the purpose of determining compliance with Section 6.05(b)(iii) for any other Asset Sale (other than the Atlantic City Sale as provided in paragraph (a) above and the Louisiana Sale as provided in paragraph (f) below). As a condition to the effectiveness of this paragraph (b), the Evansville Sale Consideration shall comply in all respects with the requirements set forth on Exhibit A attached hereto.
     (c) The Required Lenders hereby reaffirm the Lenders’ consent to the Vicksburg Horizon Sale on the terms set forth in the Agreement of Sale between Vicksburg and Nevada Gold Vicksburg, LLC, as filed by the Borrower in its Form 8-K dated as of November 13, 2007.

     (d) The Required Lenders hereby consent to a swap (the “Amelia Belle Swap”) of the riverboat at the Belle of Baton Rouge Casino with either the riverboat at the Amelia Belle Casino or another riverboat having a higher appraised value than the Belle of Baton Rouge Casino riverboat (as determined by a third party appraisal reasonably satisfactory to the Administrative Agent, the reasonable fees and expenses of which shall be payable by the Borrower), provided that any cash consideration paid by the Borrower, any Subsidiary or any Affiliate Guarantor in connection therewith is on an arms’ length, fair market value basis; and provided further that the Collateral Agent shall not release any liens with respect to the river boat at the Belle of Baton Rouge Casino until the date that is 91 days after the date on which the security interest with respect to the Amelia Belle Casino or other applicable riverboat is perfected.
     (e) The Required Lenders hereby waive pursuant to Section 9.08(b) of the Credit Agreement any Default or Event of Default resulting from any failure by the Borrower to comply with any one or more of Sections 6.10, 6.11 or 6.12 of the Credit Agreement that may have occurred prior to or will occur during the Forbearance Period.
     (f) The Required Lenders hereby (i) consent to the Louisiana Sale (as defined below), (ii) waive compliance by the Borrower with Section 6.05(b) of the Credit Agreement with respect to the Louisiana Sale, (iii) agree that all Liens on assets sold with respect to the Louisiana Sale and any guaranty of a Guarantor that is sold with respect to the Louisiana Sale shall be concurrently released and (iv) agree that the proceeds received from the Louisiana Sale (the “Louisiana Sale Consideration”) shall be deemed to satisfy Section 6.05(b)(iii) of the Credit Agreement, notwithstanding the $50,000,000/$100,000,000 cap on Asset Sales set forth therein; provided that upon the consummation of the Louisiana Sale, such cap shall be deemed to be fully utilized for the purpose of determining compliance with Section 6.05(b)(iii) for any other Asset Sale (other than the Atlantic City Sale as provided in paragraph (a) above or the Evansville Sale as provided in paragraph (b) above). As a condition to the effectiveness of this paragraph (f), the Louisiana Sale Consideration shall comply in all respects with criteria substantially similar to the criteria set forth in Exhibit A with respect to the Evansville Sale
     (g) Notwithstanding anything to the contrary in any provision of the Credit Agreement, the Borrower may engage in an Equity Issuance to Holdings, the Net Cash Proceeds of which shall be promptly applied to make payments of principal and interest, as and when due, in respect of the Loans (it being understood and agreed that Section 2.13(c) of the Credit Agreement shall not apply to such Net Cash Proceeds).

     SECTION 4. Other Agreements. Each of Holdings, the Borrower and each Affiliate Guarantor hereby covenants and agrees that during the Forbearance Period:
     (a) notwithstanding anything to the contrary in the definition of “Applicable Percentage”, Sections 2.06, 2.07 or 2.10 or in any other provision of the Credit Agreement, (i) no outstanding Loan may be converted into, or continued as, a Eurodollar Loan, (ii) (x) the Revolving Loans shall bear interest at a rate per annum equal to the Alternate Base Rate plus 1.75% and (y) the Term Loans shall bear interest at a rate per annum equal to the Alternate Base Rate plus 1.25%, in each case, plus the 2.00% default interest increase provided for in Section 2.07 of the Credit Agreement (which default interest shall be conclusively deemed to apply to all outstanding Loans during the Forbearance Period, notwithstanding anything in Section 2.07 of the Credit Agreement to the contrary), and (iii) such interest shall be payable in arrears on the last Business Day of each calendar month (it being understood that nothing set forth herein shall be deemed to constitute a Breakage Event or otherwise result in any payment obligation arising under Section 2.16 of the Credit Agreement);
     (b) notwithstanding anything to the contrary in the definition of “Revolving Credit Commitment”, Schedule 2.01, Section 5.08 or in any other provision of the Credit Agreement, (i) the aggregate Revolving Credit Commitments shall be permanently reduced to $90,000,000 (and this Forbearance Agreement shall serve as irrevocable notice of such reduction as required by Section 2.09(b) of the Credit Agreement), (ii) the Swingline Commitment shall be permanently reduced to $10,000,000 (and this Forbearance Agreement shall serve as irrevocable notice of such reduction as required by Section 2.09(b) of the Credit Agreement), and (iii) the Borrower shall use the proceeds of Revolving Loans solely (A) to make payments of principal and interest, as and when due, in respect of the Loans, (B) to pay the Forbearance Fee (as defined below), (C) to fund Capital Expenditures otherwise permitted by the terms of the Credit Agreement (as modified by this Forbearance Agreement), in an amount not to exceed $20,000,000, (D) to pay amounts due in respect of Hedge Agreements to the extent required by Section 4(h) below, and (E) for general corporate purposes in an amount not to exceed $15,000,000; provided that proceeds of the Revolving Loans shall not be used to make any payment of principal or interest on the Subordinated Notes or on any other Indebtedness that is subordinated to the Loans;
     (c) Borrower’s obligation to make a mandatory pre-payment that would otherwise become due and payable during the Forbearance Period under Section 2.13(d) of the Credit Agreement in respect of Excess Cash Flow shall be permanently waived; provided that, following the Forbearance Termination Date, the Borrower shall remain obligated to timely make mandatory pre-payments pursuant to such Section 2.13(d) of the Credit Agreement to the extent that the same come due on a date occurring after the Forbearance Termination Date;
     (d) notwithstanding anything to the contrary in the definition of “Net Cash Proceeds”, Section 2.13(b) or in any other provision of the Credit Agreement, the Borrower shall apply 100% of the Net Cash Proceeds (without giving effect to the reinvestment provisions contained in the definition thereof) in respect of any Asset Sale to the prepay outstanding Term Loans in accordance with Section 2.13(i) not later than the fifth Business Day following the receipt by the Borrower of such Net Cash Proceeds;
     (e) notwithstanding anything to the contrary in Section 2.24 or in any other provision of the Credit Agreement, in the event that, prior to the Forbearance Termination Date, any Term Lender receives a Repricing Prepayment, then, concurrently with the making of such Repricing Prepayment, the Borrower shall in addition pay to such Term Lender a prepayment fee equal to 1.00% of the amount of such Repricing Prepayment (it being understood that only one prepayment fee of 1.00% shall be due under Section 2.24 of the Credit Agreement and this paragraph (e) if both covenants shall be in effect at the time of such Repricing Prepayment);
     (f) within 30 days after the end of each of the first two fiscal months of each fiscal quarter after the Forbearance Agreement Effective Date, the Borrower shall deliver to the Administrative Agent the consolidated balance sheet and related income statement showing the financial condition of the Borrower and its consolidated Subsidiaries and the Affiliated Guarantors during such fiscal month and the then elapsed portion of the fiscal year, all certified by one of its Financial Officers as fairly presenting the financial condition and results of operations of the Borrower and its consolidated Subsidiaries and the Affiliated Guarantors on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments;
     (g) each of Holdings, the Borrower, and, as to matters within their respective control, the Affiliate Guarantors shall not, and in the case of Holdings and the Borrower, it will not cause or permit any of the Subsidiaries to (i) incur, create, assume or permit to exist any Indebtedness pursuant to sub-paragraphs (c) (with respect to intracompany Indebtedness of a Loan Party to a non-Loan Party), (k), (l), (m), (n) or (o) (in an aggregate amount, when taken together with Investments made pursuant to Section 6.04(p) as modified by this Section 4(g), in excess of $5,000,000 at any time outstanding) of Section 6.01, (ii) create, incur, assume or permit to exist any Lien on any Assets pursuant to sub-paragraphs (c), (m), (p) or (r) (with respect to obligations in an aggregate amount in excess of $5,000,000 at any time outstanding) of Section 6.02, (iii) enter into any transaction otherwise permitted by Section 6.03, (iv) purchase, hold, acquire or make any investment pursuant to sub-paragraphs (a) (with respect to the investments by Loan Parties in, and loans and advances by Loan Parties to, non-Loan Parties), (c) (with respect to loans and advances by Loan Parties to non-Loan Parties), (e) (other than with respect to travel and entertainment expenditures to the extent made for bona fide business purposes), (g), (l) or (p) (in an aggregate amount, when taken together with Indebtedness incurred pursuant to Section 6.01(o) as modified by this Section 4(g), in excess of $5,000,000 at any time outstanding) of Section 6.04, (v) merge into or consolidate with another person, permit any other person to merge into or consolidate with it or make any Asset Sale pursuant to Section 6.05, except as set forth in this Forbearance Agreement, or (vi) declare, make or agree to declare or make any Restricted Payments or incur any obligation to do so pursuant to clauses (ix), (xi) or (xii) of Section 6.06(a);
     (h) notwithstanding anything to the contrary in any other provision of the Credit Agreement, it is understood and agreed that all Hedging Agreements in existence on the Forbearance Agreement Effective Date shall not be deemed to violate the requirements of Section 6.04(f) solely as a result, directly or indirectly, of the prepayment of amounts outstanding under the Credit Agreement; provided that, either prior to or promptly upon the consummation of each of the Atlantic City Sale, the Evansville Sale and the Vicksburg Sale and the subsequent prepayment of Term Loans with the Net Cash Proceeds of each such sale as required by Section 2.13(a), the Borrower shall have reduced the nominal amounts under each Hedging Agreement on a pro rata basis by a proportionate amount;
     (i) notwithstanding anything to the contrary in Section 6.10 or in any other provision of the Credit Agreement, the Borrower shall not permit the aggregate amount of Capital Expenditures made by the Borrower, the Subsidiaries and the Affiliated Guarantors to exceed $50,000,000 during the Forbearance Period, including without limitation, up to $20,000,000 of Capital Expenditures that may be funded with the proceeds of Revolving Loans;
     (j) it shall not permit the Consolidated EBITDA for any four fiscal quarter period ending on date set forth below to be less than the amount set forth opposite such date:

Date	Amount
December 31, 2007	$130,000,000
March 31, 2008	$116,000,000
June 30, 2008	$115,000,000
September 30, 2008	$115,000,000
;it being understood and agreed that each Consolidated EBITDA amount set forth above for such period shall exclude any amounts attributable to the Tropicana Atlantic City, and provided that each amount set forth above shall be reduced (a) if the Vicksburg Horizon Sale shall have been consummated prior to such date, by $6,000,000 and (b) if the Evansville Sale shall have been consummated prior to such date, by $34,000,000, and, in each case, Consolidated EBITDA for such period shall be calculated on a pro forma basis after giving effect to such sale in accordance with Section 1.03(c) of the Credit Agreement; provided, further, notwithstanding anything to the contrary in the definition of the term “Consolidated EBITDA” or in any other provision of the Credit Agreement, the Borrower shall not be permitted to, and in no event shall it, add back any amount in respect of Facilities Restructuring Costs or Post-Closing Adjustments to Consolidated Net Income when calculating Consolidated EBITDA with respect to any applicable period during the Forbearance Period. In the event that Consolidated EBITDA for any period is less than the amount set forth above for such period (the amount of such shortfall, not to exceed $5,000,000, the “EBITDA Shortfall”), the Borrower may, not more than two times during the Forbearance Period, within ten Business Days after the date on which financial statements reflecting any EBITDA Shortfall are required to be delivered, cause such EBITDA Shortfall to be deemed to be cured by engaging in an Equity Issuance to Holdings, the Net Cash Proceeds of which are equal to the product of 7.50 times the EBITDA Shortfall and promptly applying such Net Cash Proceeds to the voluntary prepayment of outstanding Term Loans (or if no Term Loans are outstanding to the repayment of Revolving Loans and permanent reduction of the aggregate Revolving Credit Commitments in a corresponding amount) (it being understood and agreed that Section 2.13(c) of the Credit Agreement shall not apply to such Net Cash Proceeds);
     (k) the Borrower (i) shall not permit any waiver, supplement, modification, amendment, termination, refinancing or release of the Tropicana Las Vegas Secured Facility if the effect of such waiver, supplement, modification, amendment, termination, refinancing or release would be materially less restrictive with respect to the negative covenants applicable to Tropicana Las Vegas Intermediate Holdings or any of its subsidiaries, and (ii) covenants and agrees that if (A) Tropicana Las Vegas Intermediate Holdings or any of its subsidiaries shall fail to pay any principal or interest due in respect of the Tropicana Las Vegas Secured Facility, when and as the same shall become due and payable or (B) any other event or condition occurs that results in the lenders under the Tropicana Las Vegas Secured Facility or any agent on its or their behalf causing the principal balance then outstanding in respect of the Tropicana Las Vegas Secured Facility to become due, or requiring the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity, as a result of a default or event of default (or similar event), the occurrence of any of the foregoing would constitute an Event of Default under Article VII of the Credit Agreement;
     (l) in the event that the Louisiana License Revocation occurs, the Borrower shall, not later than the date that is six months from the date of the Louisiana License Revocation, enter into a binding definitive agreement to sell its interest in the assets comprising the Belle of Baton Rouge Casino and associated facilities, equipment and amenities (the “Louisiana Sale”) and, not later than the date that is twelve months from the date of the Louisiana License Revocation, use 100% of the Net Cash Proceeds thereof to repay amounts outstanding under the Credit Agreement; and
     (m) not later than the date that is three months after the repayment of all the outstanding Term Loans, the Borrower shall repay all outstanding Revolving Loans and Letters of Credit and permanently terminate all then outstanding Revolving Credit Commitments.
     SECTION 5. Representations and Warranties. To induce the other parties hereto to enter into this Agreement, each of Holdings, the Borrower and the Affiliated Guarantors represents and warrants to the Administrative Agent, the Issuing Bank and each of the Lenders that, as of the Forbearance Agreement Effective Date:
     (a) This Agreement has been duly authorized, executed and delivered by each Loan Party party hereto, and constitutes a legal, valid and binding obligation of such Loan Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by equitable principals (whether enforcement is sought by proceeding in equity or at laws) and implied covenants of good faith and fair dealing. The Credit Agreement (as modified hereby) constitutes a legal, valid and binding obligation of Holdings, the Borrower and the Affiliated Guarantors in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by equitable principals (whether enforcement is sought by proceeding in equity or at laws) and implied covenants of good faith and fair dealing.

     (b) No consent, approval, authorization or order of, or filing, registration or qualification with, any court or Governmental Authority or third party is required in connection with the execution, delivery or performance by such Loan Party of this Agreement.
     (c) Other than as they relate to the Specified Defaults, the representations and warranties set forth in Article III of the Credit Agreement are true and correct in all material respects on and as of the Forbearance Agreement Effective Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties were true and correct in all material respects as of such earlier date).
     (d) Other than the Specified Defaults and after giving effect to the waivers contained herein, no Default or Event of Default has occurred and is continuing.
     SECTION 6. Effectiveness. This Agreement shall become effective as of the date set forth above on the date (the “Forbearance Agreement Effective Date”) on which the Administrative Agent (or in the case of paragraph (c) below, its Affiliates, as the case may be) shall have received:
     (a) counterparts of this Agreement that, when taken together, bear the signatures of Holdings, the Borrower, the Affiliated Guarantors and the Required Lenders;
     (b) for each account of each Lender that executes and delivers a copy of this Agreement to the Administrative Agent at or prior to 12:00 noon, New York City time, on December 20, 2007, a forbearance fee (the “Forbearance Fee”) in an amount equal to 0.50% of the sum of such Lender’s Revolving Credit Commitments (whether used or unused) and the principal amount of such Lender’s outstanding Term Loans. The Forbearance Fee shall be payable on and subject to the occurrence of the Forbearance Agreement Effective Date. The Forbearance Fee shall be payable in immediately available funds and shall not be refundable;
     (c) the Borrower shall have delivered to the Administrative Agent initial purchase accounting valuations for each property purchased from Aztar and contributed to the Borrower as part of or immediately following the Transactions;
     (d) all fees required to be paid by the Borrower in connection with this Agreement as set forth in a separate engagement letter; and
     (e) reimbursement from the Borrower of all invoiced reasonable out-of-pocket expenses related thereto incurred by (i) the Administrative Agent and its Affiliates for which invoices have been presented (including the reasonable documented fees and expenses of legal counsel) and (ii) the Lenders for reasonable fees of one legal counsel and one New Jersey regulatory counsel, and one financial advisor.
     SECTION 7. Effect of Agreement. Except as expressly set forth herein, this Agreement shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of the Lenders, the Administrative Agent or the Issuing Bank under the Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements of the Loan Parties contained in the Credit Agreement or any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect. Nothing herein shall be deemed to entitle any Loan Party to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances. This Agreement shall apply and be effective only with respect to the provisions of the Credit Agreement specifically referred to herein. After the date hereof, any reference to the Credit Agreement shall mean the Credit Agreement as modified hereby. This Agreement shall constitute a “Loan Document” for all purposes of the Credit Agreement and the other Loan Documents and, for the avoidance of doubt, Section 9.09 of the Credit Agreement shall be applicable to this Forbearance Agreement. Required Lenders hereby confirm to the Loan Parties that, pursuant to Section 9.08 of the Credit Agreement, the Required Lenders’ entry into this Agreement shall be binding upon all current and future Lenders and all provisions of this Agreement shall constitute the enforceable obligation of each current and future Lender as if such Lender was a signatory hereto.
     SECTION 8. Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same contract. Delivery of an executed counterpart of a signature page of this Agreement by facsimile (or other electronic) transmission shall be as effective as delivery of a manually executed counterpart hereof.
     SECTION 9. Applicable Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.
     SECTION 10. Headings. The headings of this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.
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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers, all as of the date and year first above written.

TROPICANA ENTERTAINMENT, LLC,
By	/s/ Theodore R. Mitchel
	Name:	Theodore R. Mitchel
	Title:	SVP, CFO, Treasurer

TROPICANA INTERMEDIATE HOLDINGS, LLC,
By	/s/ Theodore R. Mitchel
	Name:	Theodore R. Mitchel
	Title:	SVP, CFO, Treasurer

COLUMBIA PROPERTIES VICKSBURG, LLC,
By	/s/ Theodore R. Mitchel
	Name:	Theodore R. Mitchel
	Title:	SVP, CFO, Treasurer

THE JMBS CASINO TRUSTS (AS LISTED ON EXHIBIT B HERETO),
by	/s/ Joseph A. Yung
	Name:	Joseph A. Yung
	Title:	Manager

CP LAUGHLIN REALTY, LLC,
by	/s/ Theodore R. Mitchel
	Name:	Theodore R. Mitchel
	Title:	SVP, CFO, Treasurer

CREDIT SUISSE, CAYMAN ISLANDS BRANCH, individually and as Administrative Agent,
by	/s/ Joel Glodowski
	Name:	Joel Glodowski
	Title:	Managing Director

By	/s/ James Neira
	Name:	James Neira
	Title:	Associate